Exhibit 4.18
November 3, 2006
Mr. Boyce Moodie
Moodie Minerals Company
4249 Miller Drive
Paducah, KY 42001

Re:	Letter of Agreement
Resource Finance and Investment Ltd (“RFI”) and Boyce Moodie III (“Moodie”) entered into an agreement on April 8, 2006 known as “Amendment”, a copy of which is attached as Exhibit A.
RFI is actively seeking financing for exploration and development of mineral leases referenced in Amendment and has been requested to clarify and modify consideration to be paid to Moodie resulting from the Amendment and previous Assignments, Agreements, and Addendum relating to these properties.
Due to the limited time available before RFI has to commence solicitation for financing and commence the work program as delineated by Jay Gatten the parties have agreed to commit to the terms as set out in this Letter of Agreement.
The parties hereto agree that the terms as set out in this Letter Agreement shall constitute the principle terms and conditions of a to be completed “Final Agreement” between the parties and their successors and assigns and shall constitute the only agreement between the parties superseding all previous agreements excepting the terms of Non Compete and Confidentiality which will be repeated and incorporated into the “Final Agreement”.
Upon execution of this Letter of Agreement. RFI will instruct legal counsel to prepare the Final Agreement incorporating the terms and conditions herein for execution by the parties. All costs relating to the preparation of the Final Agreement shall be borne by RFI and or its wholly owned subsidiary Dynamex Corporation (“Dynamex”).
The parties agree that for the purposes of this agreement Dynamex and RFI are regarded as one in the same and any agreement whether executed by RFI or Dynamex in the context of this Letter Agreement is for the benefit of Dynamex. The governing law for this Letter of Agreement and subsequent “Final Agreement” shall be the laws of the state of Oregon, USA.
PRINCIPLE TERMS:
Moodie Compensation

In consideration for Moodie assisting with the planned exploration and any subsequent work programmes not yet defined, RFI will provide compensation for his services as follows;
1.	Professional Services. Moodie will be engaged by RFI to provide consulting services whenever practicable, and for which Moodie demonstrates expertise, to work on the properties at his daily rate of $325. In addition, Moodie will be reimbursed for all reasonable, authorized and approved out-of-pocket expenses, including $.46 per mile for vehicle plus necessary travel expenses.

2.	Retainer. Commencing on November 1, 2006 and terminating on March 31, 2007, a monthly retainer of $2,000 will be paid. The fee for November will be paid on November 1; and thereafter the fee will be paid on the last day of each month.

3.	Contract Amendment Payment. In consideration for entering into this Letter Agreement and any subsequent agreement, Moodie will within seven days of the execution of this Letter of Agreement elect to receive either one of the considerations as set out under the following options:

OPTION ONE
•	$6,000 cash upon completion of the agreement, and

•	110,000 shares of the common stock of RFI (with a deemed value of $0.40), and

•	$3,000 paid semi-annually beginning July 1, 2007 until the Bonus payment as referenced above is paid or the agreement is terminated due to lack of commercial success as determined by RFI.
OPTION TWO
•	A promissory note dated November 1, 2006 in the amount of $45,500 bearing interest at 6% due and payable upon RFI obtaining financing in excess of ONE MILLION DOLLARS ($1,000,000) for the exploration of subject property, and

•	$3,000 paid semi-annually beginning July 1, 2007 until the Bonus payment referenced herein is paid or terminates due to lack of commercial success as determined by RFI.
4.	Bonus payment. Upon reaching a Production Decision, a Bonus payment of ONE HUNDRED THOUSAND DOLLARS ($100,000) (“BONUS”) shall be paid to Moodie, his heirs, or assigns. The Production Decision shall be defined as the point in time when RFI determines through a comprehensive feasibility study conducted or approved by an independent engineering firm that certain of the referenced property may be placed into commercial production, and a formal commitment to such is publicly announced. Notwithstanding the defined Production Decision point, RFI may, at its sole discretion, make the Bonus payment at any time prior to December 31, 2012 and specifically undertakes to make the Bonus Payment if it enters into a “Farm out” agreement with a third party for the future development of the project. A “Farm Out” agreement is generally defined for the purpose of this Letter Agreement and the contemplated “Final Agreement” as an agreement whereby a Third Party commits to reimburse RFI for all its accumulated expenditures related to the project up to the date of the “Farm Out” and commit to expend such additional monies as may be required to bring the project to the stage whereby a production decision can be determined.

5.	Entire Agreement. With the exception of the mutual Confidentiality Agreement entered into between the Parties as of June 1, 1992, this Letter Agreement supersedes and takes precedence over all other agreements, either written or verbal, inferred or otherwise between the Parties prior to this date, including but not limited to a letter agreement dated April 21, 1992, an Assignment and Agreement dated January 18, 1993, an Addendum to Assignment and Agreement dated January 18, 1993, an Amendment dated April 8, 1999. Other than the Final Agreement which is contemplated by the intention of this Letter Agreement, no changes, amendments or modification of the terms of this Letter Agreement shall be valid unless reduced to writing, signed by the parties, and dated subsequent to the date of this Letter Agreement.
DATED this 3rd day of November, 2006.

Resource Finance & Investment, Ltd.

By:

Title:

Boyce Moodie III, individually and
dba Moodie Minerals Company

I, Boyce Moodie III, individually and dba Moodie Minerals Company hereby agree to elect Option                      as stated in this Letter Agreement

Boyce Moodie III, individually and
dba Moodie Minerals Company